Exhibit B

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2008

ThU.S.$ - Thousands of United States dollars

Ch$ - Chilean pesos

PricewaterhouseCoopers
RUT: 81.513.400-1
Santiago de Chile
Av. Andrés Bello 2711-Torre Costanera
Las Condes
Teléfono [56] (2) 940 0000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of equity and of cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule (not presented herein) listed in the index appearing under Exhibit 15.1 of the Company’s 2008 Annual Report on Form 20-F presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 (c) to the consolidated financial statements, the Company changed its method of accounting for minority interest (now termed noncontrolling interests) to conform to SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”) effective January 1, 2009 and, retrospectively, adjusted the financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008.

/s/ PricewaterhouseCoopers

Santiago, Chile.

June 24, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No. 160, as to which the date is September 11, 2009).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2008	2007
	(U.S.$ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents 1d)	$18,665	37,507
Time deposits	72,195	36,260
Short-term investments 1e)	59,276	193,509
Trade receivables – net	534,942	592,074
Other receivables – net (2)	165,380	167,682
Inventories 1f), (3)	591,378	451,315
Prepaid expenses and other current assets (4)	230,357	161,979

Total current assets	1,672,193	1,640,326

LONG-TERM ASSETS:
Forest 1g)	2,188,739	2,241,737
Property, plant and equipment – net 1h), (5)	3,519,961	3,562,250
Investments in affiliates	108,067	120,356
Goodwill 1n)	25,177	25,679
Other long-term assets	86,734	110,028

Total long-term assets	5,928,678	6,060,050

Total assets	$7,600,871	$7,700,376

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2008	2007
	(U.S.$ in thousands)
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term debt	$26,984	168,352
Current portion of long-term notes (8)	204,227	124,588
Current portion of long-term bonds 1p), (8)	100,000	—
Accounts payable (6)	324,630	449,826
Accrued liabilities and other current liabilities (7)	133,567	138,281

Total current liabilities	789,408	881,047

LONG-TERM LIABILITIES:
Long-term notes (8)	381,943	582,063
Long-term bonds 1p), (8)	1,909,688	1,818,193
Deferred income taxes (9)	391,189	358,159
Other long-term liabilities	60,783	80,170

Total long-term liabilities	2,743,603	2,838,585

EQUITY:
Common stock (nominal par value, 113,152,446 shares authorized and issued)	—	—
Paid-in capital	363,833	363,833
Retained earnings	3,607,146	3,398,822
Accumulated other comprehensive (loss) income	(37,678)	77,694

Total stockholders’ equity	3,933,301	3,840,349

Noncontrolling interests	134,559	140,395

Total equity	4,067,860	3,980,744

Total liabilities and equity	$7,600,871	$7,700,376

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

	Year Ended December 31,
	2008	2007	2006
	(U.S.$ in thousands)
Net sales	$3,693,970	$3,576,719	$2,850,012
Operating costs and expenses:
Cost of sales, exclusive of depreciation	(2,436,866)	(2,108,730)	(1,626,038)
Depreciation (13)	(224,397)	(240,299)	(186,995)
Selling and administrative expenses	(297,295)	(279,868)	(229,220)
Impairment of fixed assets (14)	(65,378)	—	—

Total operating costs and expenses	(3,023,936)	(2,628,897)	(2,042,253)

Income from operations	670,034	947,822	807,759

Non-operating income (expense):
Interest income	31,284	47,735	40,899
Other income gains (losses)	21,395	10,820	(344)
Foreign exchange (losses) gains	(93,982)	(1,942)	10,510
Interest expense	(118,066)	(136,595)	(82,460)

Total non-operating income (expense)	(159,369)	(79,982)	(31,395)

Income before taxes and equity in earnings of unconsolidated affiliates	510,665	867,840	776,364
Provision for income taxes (9)	(111,998)	(178,924)	(161,958)
Equity in earnings of unconsolidated affiliates	6,718	9,520	7,926

Net income	405,385	698,436	622,332
Net income attributable to noncontrolling interests	(7,680)	(1,079)	100

Net income attributable to Arauco	397,705	697,357	622,432
Other comprehensive income:
Net income	405,385	698,436	622,332
Foreign currency translation adjustment	(119,569)	42,605	10,615

Comprehensive income	$285,816	$741,041	$632,947
Comprehensive income attributable to noncontrolling interests	(3,483)	(7,470)	128

Comprehensive income attributable to Arauco	282,333	733,571	633,075

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2008	2007	2006
	(U.S.$ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$405,385	$698,436	$622,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	224,397	240,299	186,995
Impairment of fixed assets	65,378	—	—
Earnings of unconsolidated affiliates	(6,718)	(9,520)	(7,926)
Deferred income taxes	35,898	54,280	44,091
Allowance for doubtful accounts	3,722	3,919	2,532
(Gain) loss on sale of fixed assets	745	145	(761)
Decrease (increase) in receivables	53,280	(45,247)	(181,487)
Decrease (increase) in inventories	(140,063)	(42,064)	(45,581)
Decrease (increase) in other assets	77,662	(7,029)	(40,326)
Increase in accounts payable	(13,914)	(14,659)	71,290
Increase in other liabilities	(485)	86,354	215,488

Net cash provided by operating activities	705,287	964,914	866,847

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and forest	(456,251)	(461,794)	(1,094,360)
Proceeds from sales of property, plant and equipment	1,152	5,511	6,460
Investment in related companies	(10,353)	(212,052)	(10,176)
Investments and proceeds in trading securities	98,298	(64,199)	146,982
Dividends received from related companies	5,797	—	8,598

Net cash used in investing activities	(361,357)	(732,534)	(942,496)

CASH FLOWS FROM FINANCING ACTIVITIES
Bonds issued	202,537	268,110	—
Bank borrowings and notes	625,209	1,183,007	957,005
Debt issue costs	(2,797)	(3,309)	—
Payment of notes and bond principal	(887,058)	(1,380,518)	(690,443)
Dividends paid	(300,663)	(284,343)	(194,691)

Net cash provided by (used in) financing activities	(362,772)	(217,053)	71,871

Net increase (decrease) in cash and cash equivalents	(18,842)	15,327	(3,778)
Cash and cash equivalents at beginning of year	37,507	22,180	25,958

Cash and cash equivalents at end of year	$18,665	$37,507	$22,180

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Equity

	Year Ended December 31,
	2008	2007	2006
	(Dollar and Share Amounts in Thousands, Except Per Share Amounts)
Common Stock	—	—	—
Nominal par value (113,152,446 shares authorized and issued at December 31, 2008, 2007, and 2006)
Paid in capital
Balance at beginning of year	$363,833	$363,833	$363,833
Balance at end of year	363,833	363,833	363,833

Retained earnings
Balance at beginning of year	3,398,822	3,025,246	2,695,448
Initial application of SAB 108	—	—	(32,403)
Net income	397,705	697,357	622,432
Dividends	(189,381)	(323,781)	(260,231)

Balance at end of year	3,607,146	3,398,822	3,025,246

Accumulated other comprehensive (loss) income
Foreign currency translation adjustments	(37,678)	77,694	41,480

Total stockholders’ equity	$3,933,301	$3,840,349	$3,430,559
Noncontrolling interests
Balance at beginning of year	140,395	115,678	12,900
Acquisitions of noncontrolling interests	—	46,552	—
Dividends attributable to noncontrolling interests	(9,319)	(29,305)	(94)
Consolidation of VIE	—	—	103,000
Net income attributable to noncontrolling interests	7,680	1,079	(100)
Foreign currency translation adjustment	(4,197)	6,391	(28)

Balance at end of year	134,559	140,395	115,678

Total equity	4,067,860	3,980,744	3,546,237

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Nature of operations

Celulosa Arauco y Constitución S.A., a Chilean corporation (“the Company”), and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) are principally engaged in the production of pulp, forestry and wood products, and the management of their forestry assets. Arauco owns and operates facilities in Chile, Argentina, Brazil and Uruguay and has customers throughout the world including Asia, Europe, North America and Central and South America.

b)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of property, plant and equipment; recoverable forest; allowance for doubtful accounts; inventories and deferred income tax assets. Actual results could differ from those estimates.

c)	Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries in which the Company has voting control and variable interest entities (“VIEs”) in which the Company is the primary beneficiary. Investments in affiliates, companies in which the Company owned from 20% to 50% of the shares, (directly or indirectly), and therefore exercises significant influence, but which it does not control, and where the entity is either not a VIE or the Company is not the primary beneficiary, are accounted for under the equity method. The Company’s share of earnings of such investments is shown in the income statement under the heading “Equity in earnings of unconsolidated affiliates”.

These financial statements reflect the retrospective adoption of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“SFAS 160”) as of December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008. SFAS 160, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, as shown in the consolidated statement of stockholders’ equity.

In October 2006, Fondo de Inversión Bío-Bío (“Forbío”) acquired Forestal Bío-Bío’s assets for U.S.$ 346 million. At the same time, Arauco signed with Forbío certain contracts to become the administrator and exclusive buyer of these forestry assets which include 40,000 hectares of plantations. Arauco receives an annual fee for the administration of the forest. Arauco also signed a purchase contract with Forbío whereby it has the obligation to buy the wood, plantations and land over a seven-year term starting in October 2006. Forbío was formed by Arauco’s unrelated companies Foresta Administradora de Fondos de Inversión S.A. and Fondo Inmobiliario Independencia. Forbío was financed by debt amounting to U.S.$ 240 million and capital contributions. The Company has determined that Forbío is a variable interest entity and the Company is the primary beneficiary. As such, commencing in October 2006, the Company consolidates Forbío. There are no assets of the Company that serve as collateral for Forbío and the creditors of Forbío have no recourse to the general credit of the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d)	Cash and cash equivalents

Arauco considers all highly liquid securities with maturities of three months or less at the time of purchase to be cash equivalents. Arauco invests its excess cash in short-term time deposits and repurchase agreements with high quality financial institutions. These time deposits and repurchase agreements are included in cash and cash equivalents at fair value. Arauco generally holds these cash investments until maturity and is therefore not subject to significant market risk. The Company has accounts with a variety of banks and does not hold significant deposits with any single bank.

e)	Short-term investments

Arauco’s short-term investments consist primarily of investments in mutual fund units, which are classified as trading securities. These short-term investments are recorded at fair value with unrealized holding gains and losses included in earnings. Net unrealized holding gains included in net earnings amounted to U.S.$ 0.1 million, U.S.$ 0.5 million and U.S.$ 0.5 million for the years ended December 31, 2008, 2007, and 2006, respectively.

f)	Inventories

Inventories of raw materials, work-in-process and spare parts are stated at the lower of cost or market, primarily using the average cost method. Finished goods are stated at the lower of average production costs for the period or market. Inventory costs include materials, labor, transportation, depreciation of fixed assets and production overhead as appropriate.

g)	Forests

Timber and timberlands are stated at cost less cost of timber harvested. The costs incurred in developing and growing timber such as site preparation, property taxes, seedling, planting, fertilization, insect and wildlife control, herbicide application and thinning, are capitalized. Direct and indirect interest costs incurred in connection with the development of timber and timberlands are also capitalized. These capitalized costs are accumulated in specifically identifiable farm blocks. Accounting practices for these costs do not change when timber becomes merchantable and harvesting commences.

Costs incurred related to logging roads are capitalized and amortized over their expected useful lives or as the related timber is harvested.

Depletion, or costs attributed to timber harvested is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw materials and product inventories and in the cost of products sold as these inventories are sold to third parties.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

h)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is primarily determined using the straight-line method. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Interest costs associated with financing the construction of property, plant and equipment are capitalized. Maintenance and repair costs are expensed as incurred. Profits and losses on the sale of property, plant and equipment are accounted for as the difference between the book value and the consideration received.

i)	Asset impairments

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used by Arauco are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When impairment is indicated, the book values of the assets are written down to their estimated fair value as calculated by the expected discounted cash flows or estimated net sales price. See Note 14 for a discussion of charges related to impairments of property, plant and equipment. Long-lived assets that are held for sale are written down to the estimated fair value.

j)	Income taxes

Arauco uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. The adoption of FIN 48 had no effect on the financial information or disclosures.

k)	Derivative financial instruments

To cover risk of exposure to interest rate differences, Arauco utilizes interest rate swap derivative financial instruments. It has established procedures for assessing risk and approving, reporting and monitoring derivative financial instrument activities. Contracts are recorded on the balance sheet and measured at fair value. The interest differential paid or received is recognized in interest expense in the period incurred. Arauco does not use hedge accounting treatment or utilize derivative instruments for trading or speculative purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

l)	Allowance for doubtful accounts and trade receivables

Arauco provides an allowance for doubtful accounts based on a review of the specific receivables. As of December 31, 2008 and 2007, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. At December 31, 2008 and 2007, the balance in the allowance account for receivables was U.S.$ 16.3 million and U.S.$ 12.6 million, respectively.

m)	Currency translation

The functional currency of the Company and its subsidiaries, except for Brazilian subsidiaries, is the U.S. dollar. The Company has subsidiaries that maintain their records in local currencies. Because the U.S. dollar is the functional currency, subsidiaries that maintain their records in local currency re-measure their financial statements into U.S. dollars using the historical exchange rates for non-monetary assets and liabilities and shareholders’ equity accounts. For monetary assets and liabilities, the year-end exchange rate prevailing on December 31 of each year is used. The income statement amounts are re-measure into U.S. dollars at a weighted average exchange rate for each month. Re-measurement gains or losses are recorded in foreign exchange gains (losses) in the income statement.

In the case of Brazilian subsidiaries, the local currency is the functional currency. As such, assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rates during each month. Translation gains and losses not reflected in earnings are reported in accumulated other comprehensive income(loss) in stockholders’ equity.

n)	Goodwill

Goodwill is the excess of acquisition cost of a business over the fair value of identifiable net assets acquired. Goodwill is deemed to have an indefinite life and is not amortized. However, these indefinite life assets are tested for impairment on an annual basis and when indicators of impairment are determined to exist by applying a fair-value based test.

o)	Revenue recognition

Revenues are recorded at the time of shipment of products to the customer. Revenue from inter-segment sales is recorded when the forest is harvested and sold; such inter-segment sales, which are generally made at prices that approximate market prices, are eliminated in the consolidated financial statements. The following criteria must be met in order to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collection is reasonably assured.

p)	Bonds

Bonds are shown at face value plus accrued interest less discount on issue of the bonds. The expenses incurred in the issue of the bonds are shown under other current and long- term assets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were U.S.$ 11.5 million and U.S.$ 11.0 million at December 31, 2008 and 2007, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

q)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred. The cost of research and development charged to income was U.S.$ 4.4 million, U.S.$ 3.2 million and U.S.$ 3.2 million for the years ended December 31, 2008, 2007, and 2006, respectively.

r)	Software

External direct costs of materials and services consumed in developing or obtaining internal use computer software are capitalized. Payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of three years. Capitalized software assets are classified in “Property, plant and equipment”.

s)	Severance benefit plan

Arauco sponsors a retirement plan that covers certain employees. It has recorded a liability for long-term severance indemnities based on agreements it has entered into with its employees at certain of its companies in Chile. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. In accordance with Emerging Issues Task Force (“EITF”) 88-1, Arauco records the undiscounted obligation for this plan as if it was payable at each balance sheet date. Severance benefit(expense) for this plan was U.S.$ 0.9 million, U.S.$ (7.1) million and U.S.$ (3.9) million, for fiscal 2008, 2007 and 2006, respectively. The severance liability is recorded in other long-term and current liabilities and amounted to U.S.$ 27.6 million and U.S.$ 30.4 million, at December 31, 2008 and 2007 respectively.

t)	Acquisitions

During the year ending on December 31, 2007, Arauco made the following acquisitions:

On September 27, 2007, Arauco successfully concluded negotiations with Stora Enso Oyj, of Switzerland and Finland, and thereby incorporated into its acquisitions the assets that Stora Enso Oyj had acquired from International Paper in Brazil.

The acquired companies were as follows:

i) The subsidiary Arauco Internacional S.A. acquired an 80% controlling interest in Stora Enso Arapoti Empreendimientos Agrícolas S.A. (now Arauco Florestal Arapoti S.A.), which owns 50,000 hectares of land, including plantations of 25,000 hectares of pine and 5,000 hectares of eucalyptus in the town of Arapoti, Paraná, Brazil.

ii) The subsidiary Placas do Paraná S.A. acquired 20% of the capital stock of Stora Enso Arapoti Industria de Papel S.A., which owns a paper producing plant with a production capacity of 205,000 tons of paper per year, also located in the town of Arapoti, Paraná in Brazil.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

iii) The subsidiary Placas do Paraná S.A. acquired 100% of the company Stora Enso Arapoti Serraria Ltda., which owns a sawmill with a production capacity of 150,000 m3/year, in Arapoti, Paraná, Brazil.

The purchase price of Arauco’s acquisitions in Brazil in 2007 has been allocated as follows:

ThU.S.
Accounts receivable	$28,242
Inventories	8,117
Other current assets	6,586
Non-current assets	8,728
Property, equipment and forest	195,060
Investment in affiliate	14,311
Current liabilities	(28,415)
Long-term liabilities	(8,691)
Deferred tax liabilities	(15,573)

Total purchase price	208,365

The following unaudited pro forma financial information reflects the results of operations of Arauco as if the acquisitions of the companies in Brazil described above had taken place on January 1, 2006. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been effected on the assumed date.

(In thousands)	2007 Pro forma	2006 Pro forma
Net sales	3,610,435	2,886,711
Net income	709,119	639,975

u)	Initial application of SAB 108

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, the Company used the roll-over method for quantifying financial statement misstatements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The Company elected to record the effects of applying SAB 108 using the cumulative effect transition method. The following table summarizes the effects (up to January 1, 2006) of applying the guidance in SAB 108:

	Period in which the misstatement originated(1)
	Year ended December 31,		Adjustment recorded as of January 1, 2006
	2004	2005
	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment-deferred tax liability (2)	28,236	16,311	44,547
Fair value of interest rate swaps (3)	—	14,632	14,632
Effect on deferred tax liability of interest rate swaps (3)	—	2,488	2,488
Impact on net income (4)	(28,236)	(4,167)	—
Retained earnings (5)	—	—	32,403

(1)	The Company previously quantified these misstatements under the roll-over method and concluded that they were immaterial.

(2)	The Company’s subsidiaries located in Argentina and Brazil did not properly quantify and record in 2004 and 2005, a deferred tax liability for the temporary differences between book and tax basis on certain property, plant and equipment. As a result of this error, the Company’s income tax expense was understated by ThU.S.$ 28,236 and ThU.S.$ 16,311 for the years ended December 31, 2004 and 2005, respectively. The Company recorded a ThU.S.$ 44,547 increase in its deferred tax liability as of January 1, 2006 with a corresponding reduction in retained earnings to correct this misstatement.

(3)	The Company did not record an asset associated with the fair value of certain interest rate swap agreements. As a result of this misstatement, the Company’s interest income was understated by ThU.S.$ 14,632 and income tax expense was understated by ThU.S.$ 2,488 for the year ended December 31, 2005. The Company recorded a ThU.S.$ 14,632 increase in its other receivables and ThU.S.$ 2,488 increase in its deferred tax liability as of January 1, 2006 with a corresponding net increase in retained earnings of ThU.S.$ 12,145 to correct this misstatement.

(4)	Represents the net over-statement of net income for the indicated periods resulting from these misstatements.

(5)	Represents the net reduction to retained earnings recorded as of January 1, 2006 to give effect to the initial application of SAB 108.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

v)	New accounting pronouncements

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and requires an employer to separately disclose the fair value of each major category of plan assets of a defined benefit pension or postretirement plan. In addition, employers are required to disclose information enabling users to understand investment policies and strategies, assess the inputs and valuation techniques used to develop fair value measurements, and to disclose any significant concentrations of risks within plan assets. This FSP is effective for fiscal years ending after December 15, 2009, earlier application is permitted. The Company does not expect the adoption of this FSP to have an effect on its consolidated financial statements.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” to expand financial statement disclosures required. This FSP is effective for the first reporting period ending after December 15, 2008. The application of this FSP did not have a material impact on the Company´s financial position or results of operations.

In November 2008, the FASB issued EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations,” which provides clarification on the measurement of the initial carrying value of an equity investment, impairment assessment of underlying indefinite-lived intangible assets of an equity method investment, accounting for an equity method investee’s issuance of shares, and how to account for a change in investment from the equity method to the cost method. The guidance in this EITF is effective for fiscal years beginning on or after December 15, 2008, and is to be applied prospectively. The Company is currently evaluating the impact of this EITF on their financial position and results of operations.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” This FSP would amend FASB Statement No. 157, “Fair Value Measurements,” to clarify its application in an inactive market by providing an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have a material impact on the Companies’ financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees; An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” to expand financial statement disclosures required for credit derivatives within the scope of Statement No. 133 and guarantees within the scope of Interpretation 45, as well as clarifying the effective date of FASB Statement No. 161. The FSP is effective for reporting periods ending after November 15, 2008. The application of this FSP did not have a material impact on the Companies’ financial position, results of operations or liquidity.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company is currently evaluating the impact of this Statement on their financial position, results of operations and liquidity.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” This FSP applies to convertible debt instruments that may be settled in cash, or other assets, upon conversion and are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt Instruments and Debt Issued with Stock Purchase Warrants.” If the embedded conversion option is required to be separately accounted for as a derivative, then such convertible debt instruments should be accounted for under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and this FSP does not apply. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. This FSP is not expected to have a material impact on the Company’s financial position or results of operations.

In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impact of this FSP on their financial position, results of operations and liquidity.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends and expands the disclosure requirements of Statement 133 with the intent to provide users of financial statements with enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of this Statement on their disclosures of financial position and results of operations.

In February 2008, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP No. 157-1 amends FASB Statement No. 157 to exclude FASB Statement No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification and measurement under Statement No. 13. This FSP was effective upon the initial adoption of SFAS 157. FSP No. FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The adoption of FSP Nos. 157-1 and FAS 157-2 did not have a material impact on the Company’s financial position or results of operations.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, “Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68.” Issue E23 amends paragraph 68 of SFAS 133 with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness. The implementation guidance in this Issue is effective for hedging relationships designated on or after January 1, 2008. The adoption of Issue E23 did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R on its results of operations and financial position. Upon adopting Statement 160, the Company will reclassify minority interest.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities; Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This Standard permits entities to chose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 was effective as of the beginning of 2008. The Company evaluated its existing eligible financial assets and liabilities and elected not to adopt the fair value option for any eligible items for the fiscal year ended on December 31, 2008. Also, SFAS 159 amended SFAS No. 115, “Accounting for certain Investments in Debt and Equity Securities” and SFAS No. 95, “Statements of Cash Flows,” in regard to the classification of cash flows related to trading securities. As such, the Company was required to reclassify in the Consolidated Statements of Cash Flows from operating to investing activities, the net change in trading securities amounting to U.S.$ (64.2) million and U.S.$ 147.0 million for the years ended December 31, 2007 and 2006, respectively.

NOTE 2 - OTHER RECEIVABLES - NET

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Value added tax receivable	61,229	46,570
Income tax receivable	72,680	34,895
Related party receivables	5,475	11,379
Other receivables	27,027	75,999
Allowance	(1,031)	(1,161)

Total other receivables - net	165,380	167,682

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 3 - INVENTORIES

Inventories were valued in accordance with the policy described in Note 1f). The principal components were as follows:

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Finished goods	369,432	235,192
Work in progress	42,789	22,628
Sawlogs, pulpwood and chips	40,726	72,705
Raw materials	96,710	80,941
Other parts and materials	41,721	39,849

Total inventories	591,378	451,315

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Prepaid freight and other expenses	124,753	89,603
Spare parts	61,908	47,884
Other current assets	43,696	24,492

Total prepaid expenses and other current assets	230,357	161,979

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT - NET

	Useful lives	December 31,
		2008	2007
		ThU.S.$	ThU.S.$
Land and improvements	—	675,981	659,810
Buildings and improvements	39 years	1,935,421	1,912,924
Machinery and equipment	16 years	2,846,765	2,914,035
Construction in progress	—	285,426	109,751
Other	11 years	300,020	267,731

		6,043,613	5,864,251
Accumulated depreciation		(2,523,652)	(2,302,001)

Total property, plant and equipment – net		3,519,961	3,562,250

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 6 - ACCOUNTS PAYABLE

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Accounts payable - trade	221,449	220,921
Dividends payable	88,449	214,885
Notes payable	5,414	5,690
Accounts payable - related parties	9,318	8,330

Total accounts payable	324,630	449,826

NOTE 7 - ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Accrued interest	40,017	40,771
Other accruals	55,399	61,390
Withholding taxes	35,523	31,264
Deferred income	2,628	4,856

Total accrued liabilities and other current liabilities	133,567	138,281

NOTE 8 - LONG-TERM DEBT

Long-term notes	Interest Rate at December 31, 2008	December 31,
		2008	2007
	%	ThU.S.$	ThU.S.$
Notes payable:
Citigroup (Revolving Facility) (due in 2009)	LIBOR+0.30	160,000	240,000
J.P. Morgan Chase Bank N.A.	LIBOR+0.375	171,429	205,715
BBVA New York	LIBOR+0.20	240,000	240,000
Note payable - Argentina (due in 2008)	LIBOR+0.375	—	843
Santander Overseas Bank Inc.	LIBOR+0.50	2,400	9,600
Sampo Bank	2.96	8,073	6,546
ABN Bank	5.93	—	969
Safra Bank	11.25	41	190
Alfa Bank	11.65	82	224
Banco do Brasil	8.75	—	2,117
Banco do Brasil	6.75	4,145	447

Total notes payable		586,170	706,651
Less: current portion		(204,227)	(124,588)

Total long-term notes		381,943	582,063

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On August 3, 2004, the Company obtained a syndicated loan of U.S.$ 240 million with a group of banks led by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The syndicated loan is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes. The term of the syndicated loan is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

Arauco had a note payable to the Argentine Tesoro Nacional. The loan was initially obtained by Alto Paraná, a subsidiary of the Company acquired in 1997. The principal amount of the initial loan was U.S.$13 million, payable to Banco Nacional de Desarrollo, and was guaranteed by the Argentine government. The loan was refinanced when Banco Nacional de Desarrollo was taken over by the Argentine government. The note was due in annual installments with final payment due in 2008. Interest was payable semi-annually in arrears.

On October 6, 2006, Fondo de Inversión Bío Bío obtained a U.S.$ 240 million notes from J.P. Morgan Chase Bank, N.A. The term of the loan is seven years and the interest rate is LIBOR plus 37.5 basis points. Principal and interest are payable quarterly.

Also in October 2006, Forbío entered into a rate swap agreement with JP Morgan Chase Bank. The notional amount of the contract was U.S.$ 240 million. Forbío swapped its variable interest rate for fixed interest. Under the terms of the contract, Forbío pays fixed interest at a rate of 5.256% and receives variable interest at a rate of three months LIBOR. The interest rate swap settles quarterly, and the contract terminates in 2013.

On September 27, 2007, the Company entered into two loan agreements with Banco Bilbao Viscaya Argentaria S.A. for a principal amount of U.S.$ 150 million and U.S.$ 90 million, respectively. Each of the loans mature on March 27, 2016 and bear interest at a rate of LIBOR plus 0.2%. Interest is payable semi-annually.

The six - month LIBOR at December 31, 2008 and 2007 was 1.775% and 4.65%, respectively.

In accordance with the loans, the Company must maintain a minimum interest coverage ratio of 2:1 (on a rolling four-quarter basis), a maximum debt to equity ratio of 1.2:1 and a minimum consolidated net worth of at least U.S.$ 2,500 million under Chilean GAAP. The Company was in compliance with these covenants at December 31, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Long-term bonds	Annual Interest Rate at December 31, 2008	Outstanding Principal Amount at December 31,
		2008	2007
	%	ThU.S.$	ThU.S.$
Bonds:
U.S.$ bonds (2nd issue) due September 2009	7.20	100,000	99,973
U.S.$ bonds (2nd issue) due September 2017	7.50	124,377	124,404
U.S.$ bonds (3rd issue) due August 2010	8.625	270,216	270,227
U.S.$ bonds (4th issue) due September 2011	7.75	386,891	386,858
U.S.$ bonds (5th issue) due July 2013	5.125	300,000	300,000
U.S.$ bonds (6th issue) due April 2015	5.625	368,105	368,322
U.S.$ bonds (144-A) due June 2017	6.375	268,393	268,409
U.F. bonds (Barau-E) due October 2014	4.00	32,866	—
U.F. bonds (Barau-F) due October 2029	4.25	158,840	—

Total bonds		2,009,688	1,818,193
Less current maturities of long-term bonds		(100,000)	—

Total long-term bonds		1,909,688	1,818,193

On November 6, 2008, the Company issued two series of bonds for approximately U.S.$200 in the Chilean (local) market. The first bond, of 5,000,000 UF (UF is a daily indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate, at December 31, 2008, 1 UF equals U.S.$ 33.71 dollars), was issued at 4.82% with a maturity of 21 years and a grace period of 10 years.

The second bond, of 1,000,000 UF, was issued at 4.66%, with a maturity of 6 years and a grace period of 3 years.

In June 2007, the Company’s subsidiary Alto Paraná S.A. issued U.S.$ 270 million of 10-years bonds bearing interest at 6.375%. The interest of these bonds is payable semi-annually in arrears.

In April 2005, the Company issued U.S.$ 400 million of 10-year bonds bearing interest at 5.625% (6th issue). The interest on these bonds is payable semi-annually in arrears.

In July 2003, the Company issued U.S.$ 300 million of 10-year bonds bearing interest at 5.125% (5th issue). The interest on these bonds is payable semi-annually in arrears.

In September 2001, the Company issued U.S.$ 400 million of 10-year bonds bearing interest at 7.75% (4th issue). The interest on these bonds is payable semi-annually in arrears.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In August 2000, the Company issued U.S.$ 300 million of 10-year bonds bearing interest at 8.625% (3rd issue). The interest on these bonds is payable semi-annually in arrears.

In October 1997, the Company issued U.S.$ 175 million of 8-year bonds bearing interest at 6.95% which was paid in 2005, U.S.$ 100 million of 12-year bonds bearing interest at 7.2% and U.S.$ 125 million of 20 year-bonds bearing interest at 7.5% (2nd issue). The interest on these bonds is payable semi-annually in arrears.

In the period between October 2002 and December 2002, the Company repurchased and retired approximately U.S.$ 42.5 million of its 7.75% and 8.625% bonds due in 2011 and 2010, respectively. The bonds were obtained at a premium, resulting in a loss of U.S.$ 3,006 thousand, net of income taxes. The loss includes the write-off of unamortized capitalized issuance costs associated with these bonds of U.S.$ 916 thousand. In September 2001, the Company repurchased and retired U.S.$ 119.8 million of its 6.75% bonds due in 2003. The bonds were obtained at a premium, resulting in a loss of U.S.$ 3.9 million, net of income taxes. The loss includes the write-off of unamortized capitalized bond issuance costs of U.S.$ 967 thousand.

In December 2007, the Company repurchased U.S.$ 30 million of its 5.625% bonds due in 2015. The bonds were obtained at a discount, resulting in a gain of U.S.$ 424 thousand.

The Company entered into a rate swap agreement in May 2002 with Dresdner Bank A.G. The notional amount of the contract was U.S.$ 200 million. The Company swapped its fixed interest rate for variable interest. Under the terms of the contract, the Company pays variable interest at a rate of LIBOR plus 1.79875% and receives interest at a rate equal to 7.75%. This is the rate equal to the 4th bond issue. The interest rate swap settles semi-annually, and the contract terminates in 2011.

The Company entered into a rate swap agreement in May 2003 with JP Morgan Chase Bank. The notional amount of the contract was U.S.$ 200 million. The Company swapped its variable interest rate for fixed interest. Under the terms of the contract, the Company pays fixed interest at a rate of 5.506% and receives variable interest at a rate of LIBOR plus 1.79875%. The interest rate swap settles semi-annually, and the contract terminates in 2011.

In July and August 2003, the Company entered settlements of U.S.$ 30 million and U.S.$ 40 million, respectively, for both interest rate swap agreements, leaving a notional amount of U.S.$ 130 million for both contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The weighted average interest rate for all long-term debt at December 31, 2008 and 2007 was approximately 5.76% and 6.48%, respectively. Required repayment of principal for long-term debt is as follows:

Year Ended December 31,
ThU.S.$
2009	304,227
2010	309,275
2011	445,177
2012	93,242
2013	393,241
2014	58,954
2015	416,105
2016	24,000
2017	392,797
2019	158,840

Total	2,595,858

Cash paid during 2008, 2007 and 2006 for interest was U.S.$ 181.9 million, U.S.$ 200.1 million and U.S.$ 172.3 million, respectively. The total amount of interest cost incurred by Arauco was U.S.$ 179.9 million, U.S.$ 199.7 million and U.S.$ 176.5 million for the years ended December 31, 2008, 2007, and 2006, respectively. The amount of interest capitalized for these periods was U.S.$ 61.9 million, U.S.$ 63.1 million, and U.S.$ 94.0 million, respectively.

NOTE 9 - INCOME TAXES

Provision for income taxes was as follows:

	Year ended December 31,
	2008	2007	2006
	ThU.S.$	ThU.S.$	ThU.S.$
Domestic
Current	38,400	73,903	85,509
Deferred	44,050	47,713	30,304
Foreign
Current	37,699	50,742	32,358
Deferred	(8,151)	6,566	13,787

Total provision for income taxes	111,998	178,924	161,958

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31, were as follows:

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Deferred income tax liabilities
Inventories	(16,565)	(10,539)
Other	(41,276)	(40,709)
Property, plant and equipment	(408,663)	(377,365)
Debt issue costs	(2,675)	(4,138)

Total deferred tax liabilities	(469,179)	(432,751)
Deferred income tax asset
Accruals	—	560
Tax loss carry forwards	35,725	35,073
Other	37,552	37,115

Total deferred tax assets	73,277	72,748

Valuation allowance	—	—

Total deferred tax assets - net	73,277	72,748

Net deferred tax liability	(395,902)	(360,003)

Net long-term deferred tax liabilities were U.S.$ 391.2 million at December 31, 2008 and U.S.$ 358.2 million at December 31, 2007. In addition, net short-term deferred tax liabilities of U.S.$ 4.7 million at December 31, 2008 and U.S.$ 1.8 million at December 31, 2007 are included in the Consolidated Balance Sheets in accrued liabilities and other current liabilities.

Cash paid during 2008, 2007 and 2006 for income taxes was U.S.$ 119.6 million, U.S.$ 108.9 million and U.S.$ 79.8 million, respectively.

At December 31, 2008, Arauco had operating loss carry-forwards of approximately U.S.$ 156.4 million. Loss carry-forwards associated with Chile are U.S.$ 108.2 million, which can be carried forward indefinitely. Loss carry-forwards in Brazil were U.S.$ 48.2 million, which can be carried forward indefinitely.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table summarizes the effect of the differences between the statutory income tax rate and the effective income tax rates:

	Year ended December 31,
	2008	2007	2006
	ThU.S.$	ThU.S.$	ThU.S.$
Pretax income multiplied by enacted tax rate	87,955	148,798	133,346
Change in valuation allowance	—	—	(5,923)
Tax effect resulting from foreign subsidiaries	5,015	23,340	24,269
Permanent differences	19,028	6,810	10,384
Non-taxable income	—	(24)	(118)

Effective income tax amount	111,998	178,924	161,958

The Chilean statutory, first category (corporate) income tax rate was 17% in 2006, 2007 and 2008 and thereafter in accordance with currently enacted tax legislation. Also, in accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. The Argentine statutory first category income tax rate was 35% for all years presented. The Brazilian statutory first category income tax rate was 34% for all years presented.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

A) SFAS 157, “Fair Value Measurements”

Effective January 1, 2008, the Company adopted FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157). This Statement defines fair value, establishes a framework for measuring fair value and expands the disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company often makes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

SFAS No. 157 requires consideration of the impact of nonperformance risk (including credit risk) from a market participant perspective in the measurement of the fair value of assets and liabilities. At December 31, 2008, the Company determined that nonperformance risk would have no material impact on their financial position or results of operations. To assess nonperformance risk, the Company considered information such as collateral requirements, master netting arrangements, letters of credit and parent company guarantees, and applied a market-based method by using the counterparty (for an asset) or the Company’s (for a liability) credit default swaps rates.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

SFAS No. 157 established a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The standard requires that assets and liabilities be classified in their entirety based on the level of input that is significant to the fair value measurement. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and their placement within the fair value hierarchy. The Company classifies fair value balances based on the fair value hierarchy defined by SFAS No. 157 as follows:

Level I – Consists of assets or liabilities whose value is based on unadjusted quoted prices in active markets at the measurement date. An active market is one in which transactions for assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis. This category includes contracts traded on active exchange markets valued using unadjusted prices quoted directly from the exchange.

Level II – Consists of assets or liabilities valued using industry standard models and based on prices, other than quoted prices within Level 1, that are either directly or indirectly observable as of the measurement date. The industry standard models consider observable assumptions including time value, volatility factors, and current market and contractual prices for the underlying commodities, in addition to other economic measures. This category includes contracts traded on active exchanges or in over-the-counter markets priced with industry standard models.

Level III – Consists of assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost benefit constraints. This category includes contracts priced using models that are internally developed and contracts placed in illiquid markets. It also includes contracts that expire after the period of time for which quoted prices are available and internal models are used to determine a significant portion of the value.

As of December 31, 2008, the Company held certain items that are required to be measured at fair value on a recurring basis. These included:

(i)	Mutual fund units

(ii)	Time deposits

(iii)	Securities purchased under resale agreements

(iv)	Swap Contracts

(v)	Forwards

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis:

	Fair value at December 31, 2008	Fair value measurements Using inputs considered as
Description		Level I	Level II	Level III
		(Th U.S.$)
Assets
Mutual fund units	59,276	59,276	—	—
Time deposits	72,195	—	72,195	—
Securities purchased under resale Agreements	17,172	—	17,172	—
Swap Contracts	7,707	—	7,707	—
Forward Contracts	5,762	—	5,762	—

Level I assets consist of mutual fund units that are traded in an active market with sufficient volume and frequency of transactions.

Level II assets consist of time deposits and securities purchased under resale agreements with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments. This level also includes assets resulting from swap and forwards derivative contracts priced using inputs that are observable in the market or can be derived principally from or corroborated with observable market data.

B) SFAS 107, Fair Value of Financial Instruments

The Company’s financial instruments include cash and short-term investments, receivables, payables, debt including notes and bonds and an interest rate swap agreement. The estimated fair value of these financial instruments is based on the amount at which such instruments could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. There are certain limitations inherent in the fair value data since, while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions.

The methods and assumptions used to estimate the fair values are as follows:

For cash, short-term time deposits, trade receivables, other receivables and accounts payable the carrying amounts approximate the fair value due to the short-term maturity of these instruments. The fair value of short-term investments is estimated based on quoted market prices. The fair value of short-term and long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The fair value of the interest-rate swap agreements and forward contracts is determined using inputs that are observable in the market or can be derived principally from or corroborated with observable market data.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The estimated fair values of the Company’s financial instruments are summarized below.

	At December 31, 2008		At December 31, 2007
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(ThU.S.$)		(ThU.S.$)
Assets
Cash	18,665	18,665	37,507	37,507
Time deposits	72,195	72,195	36,260	36,260
Short-term investments	59,276	59,276	193,509	193,509
Trade receivables	534,942	534,942	592,074	592,074
Other receivables	165,380	165,380	167,682	167,682
Liabilities
Short-term debt	26,984	26,984	168,352	168,352
Accounts payable	324,630	324,630	449,826	449,826
Long-term debt	586,170	586,170	706,651	706,651
Bonds	2,009,688	1,987,691	1,818,193	1,892,387
Derivative instrument
Interest rate swap	7,707	7,707	10,625	10,625
Forwards Contracts	5,762	5,762	—	—

NOTE 11 - RELATED PARTY TRANSACTIONS

Arauco enters into fuel purchase contracts with Compañía de Petróleos de Chile COPEC S.A., subsidiary of the parent corporation of the Company. Arauco purchased fuel totaling U.S.$ 121.4 million during 2008, U.S.$ 83.0 million in 2007 and U.S.$ 41.0 million in 2006. The terms of these contracts and purchases were generally similar to those prevailing with unrelated parties.

We made purchases from Puerto de Lirquén S.A., our 20.1% affiliate and a supplier of port services, of U.S.$ 8.9 million in 2008, U.S.$ 8.9 million in 2007 and U.S.$ 5.6 million in 2006. Outstanding balances at December 31, 2008 and 2007 with Puerto de Lirquén S.A included a receivable of U.S.$ 1.5 million and U.S.$ 0.7 million, respectively.

We made purchases from Compañía Puerto de Coronel S.A., our 50.0% affiliate and a supplier of port services, of U.S.$ 3.2 million in 2008, U.S.$ 5.6 million in 2007 and U.S.$ 5.5 million in 2006.

We made purchases from EKA Chile, which is 50% controlled by Arauco and 50% by EKA Chemicals of U.S.$ 99.5 million in 2008, U.S.$ 52.2 million in 2007 and U.S.$ 19.6 million in 2006. We provided EKA Chile with electricity for payment of U.S.$ 66.2 million during 2008 and U.S.$ 34.1 million in 2007. EKA Chile, a sodium chlorate supplier, was formed in January 2003. We had an account payable of U.S.$ 3.9 million at of December 31, 2008 and outstanding receivable from EKA Chile of U.S.$ 0.9 million at December 31, 2007.

We paid Portaluppi, Guzmán y Bezanilla an aggregate amount of approximately U.S.$ 1.4 million during 2008, U.S.$ 1.4 million during 2007 and U.S.$ 1.2 million during 2006, as payment for legal services.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 12 - CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions and complaints. It is not possible to predict with certainty whether the Company and its subsidiaries will ultimately be successful in any of the legal matters, and if not, what the impact may be. However, Arauco’s management does not expect that the results in any of these legal proceedings described below will have a material adverse effect on Arauco’s results of operations, financial position or cash flows.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$ 53 thousand at December 31, 2008) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Due to the emission of odors in the Valdivia Plant during July 2004, through Resolution 1775 of December 17, 2004 the Department of Health Service of Valdivia fined Arauco 1,000 Monthly Tax Paying Units (U.S.$ 59 thousand as of December 31, 2008), and established certain obligations to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution, before the First Civil Court of Valdivia, which by the Sentence dated September 2, 2006 rejected the claim. The Company subsequently appealed before the Appeals Court of Valdivia, which on June 4, 2007 resolved to partly accept the appeal, lowering the fine imposed to 200 Monthly Tax Paying Units (U.S.$ 12 thousand as of December 31, 2008).

However, the Health Service of Valdivia, (currently the Sanitary Authority), deducted a resource to the Supreme Court which rejected the appeal on January 8, 2009, for which the reduced fine of the Valdivia Appeals Court has been confirmed.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Accordingly, the Company has been fined with an amount equivalent to 200 UTM (MUS$ 12.5 approximately), which was canceled by the Company as a condition for filing the abovementioned appeal dated December 27, 2004.

3)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$ 47 thousand as of December 31, 2008), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

4)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$59 thousand as of December 31, 2008), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

5)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$ 83 thousand as of December 31, 2008). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05.

6)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$ 142 thousand at December 31, 2008). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago which rejected the appeal. The company then appealed to the Santiago Appeals Court, and the matter is currently in progress.

7)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these events.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

8)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia (Rol 746-2005). The Company filed its response that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the claimed repairs, are inadmissible. The lawsuit is pending resolution.

We are not in a position to determine the obligations of the company should the courts accept the requests of the plaintiffs mentioned.

9)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$ 284 thousand at December 31, 2008). The Company appealed to the 26th Civil Court of Santiago. The claim was denied according to a notification dated September 6, 2007. In virtue of that, the Company filed an appeal, which is currently pending resolution.

10)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project, but no charges have been presented against Arauco.

11)	As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against the Valdivia Plant. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$ 59 thousand at December 31, 2008).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM (US$ 18 thousand at December 31, 2008). Arauco subsequently appealed the sanctions before the court of Concepción which granted Arauco’s request relief on September 5, 2008. Both, the SEREMI and the National Defense Council appealed against the decision of the first instance, but both appeals ultimately failed. Currently, the decision of the first instance is enforceable and the Company will proceed administratively to request a refund of the amounts paid as fine.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

2)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The investigation was carried out by Fiscalía de Quirihue and is now completed by definitive dismissal.

3)	According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors occurring on the same date. The proceeding is currently ongoing.

4)	As of December 20, 2007, the Company has been notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer and against Celulosa Arauco and Constitución S.A., as the responsible subsidiary, and also directly against Arauco. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales as employer and against Celulosa Arauco and Constitución S.A., as responsible subsidiary, and directly against Arauco.

The complaints requests that all the plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of the event which took place in December of 2005, referenced in item C.2 above.

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting them to be rejected for lacking any merit. The matter is currently proceeding.

We are not in a position to determine the obligations of the company should the courts accept the requests of the plaintiffs mentioned.

5)	On January 29, 2008, the Company received notice of another complaint by a former employee, Fernando Vargas Llanos, requesting indemnification for damages for alleged damages suffered in virtue of the event that took place in December 2005, referred in item C.2 above. The complaint is directed against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and Celulosa Arauco y Constitución S.A.

The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item C.2 above.

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and answered the complaint claiming that they are invalid for failure to state a claim. The matter is currently proceeding.

We are not in a position to determine the obligations on the company should the courts accept the request of the plaintiff mentioned.

6)	On June 9, 2008, the Company was notified of a complaint brought by Mr. Ramon Patricio Valverde Prats, in representation of Mr. Juan Carlos Rozas Alvarado, against Echeverría Izquierdo Montajes Industriales S.A., Mr. Rozas’s former employer, and the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The complaint requests that Mr. Rozas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item C.1 above.

Following notification, the Company opposed this on the basis of lack of jurisdiction, and answered the demand, requesting that it be dismissed for having no basis. On December 30, 2008 Juan Carlos Rozas Alvarado desisted the demand against Echeverría Izquierdo Montajes Industriales S.A. y Celulosa Arauco y Constitución S.A.

7)	On October 16, 2008, the regional Health SEREMI for Ñuble brought a lawsuit for the alleged existence of a worker carrying out “descarpe” work on a truck belonging to a sub-contractor of the company. Arauco was summoned on October 20, 2008 to present its corresponding defense, which was presented to the same audience.

8)	On December 23, 2008, Arauco was notified of the start of an investigation into serious and fatal work accidents that occurred on that date in Coelemu. The investigation refers to a landslip that happened when work was being carried out on the duct for carrying liquid industrial waste from the Nueva Aldea plant to the sea. Gerardo Roa Herrera died as a result of the accident, while working for the contractor company Ingelec Ltda.

The Company submitted the required information in Acta dated January 9, 2009.

9)	On January 21, 2009, Arauco was notified of the start of an investigation into a serious work accident occurring on that date at the installations of the Nueva Aldea plant. The investigation relates to an accident that occurred when workers of the contractor Simaco Ltda. were providing services to the company on a “work sold” basis, assembling the shell of the Line 2 chipper. As a result of a cut of a maneuvering support ear, the worker Jaime Arrepol Cisterna, employee of the contractor, suffered a fractured jaw.

Arauco presented the required information for the investigation memorandum , the date of the accident, by the Ñuble provincial SEREMI health office.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. Such proceeding is currently in progress. In the opinion of the management, based on the reports of its legal counsel and the factual information available to us, this complaint lacks merit.

2)	Through Inspection Act No. 1118, dated June 6, 2008, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the delivery by the Company of reports related to TRS gases.

On June 17, 2008, the Company presented its responses and the matter is pending resolution.

We are not in a position to determine the obligations of the company if the SEREMI determines, under this summary, a penalty for the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Licancel Plant:

1)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Lourdes Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

Through a resolution dated August 20, 2007, the Company was fined 2,000 UTM (U.S.$ 118 thousand at December 31, 2008). The Company appealed this fine, but its appeal was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

2)	Sanitary Indictment (Rit No. 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No. 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13, 2007 the Health SEREMI imposed a fine for 1000 UTM (US$ 59 thousand at December 31, 2008) and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition recourse to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007. A judicial claim was filed on October 1, 2007, and the matter is currently pending resolution before the 1st Civil Court of Talca, case No. 3471-2007. In any case, the Health SEREMI of the Maule Region lifted the functioning ban (Resolution No. 6860 dated October 22, 2007).

3)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828.

Arauco presented its respective responses dated as of July 17, 2007. However, by Resolution N° 2589 of August 28, 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA (U.S.$ 71 thousand as of December 31, 2008) for not following the applicable emission norms and with a fine of 1,000 UTA (U.S.$ 710 thousand as of December 31, 2008) for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently still pending resolution.

4)	The Public Ministry initiated an investigation related to the death of fish mentioned above and compiled complaints submitted by both public and private entities. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

We are not in a position to determine the obligations of the Company should the courts accept the requests of the plaintiffs mentioned.

5)	According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007. The matter is still pending.

6)	On September 7, 2007, the State Defense Council presented a complaint against the Company for reparations of environmental damages and indemnifications of damages to the Fourth Civil Tribunal of Talca (Rol 3221-2007). After the Company was notified, the parties agreed to suspend the proceeding for ninety business days, which was approved by the tribunal on December 21, 2007. On May 16, 2008, the suspension was lifted and the matter is currently pending resolution.

We are not in a position to determine the obligations of the Company if the Justice Tribunal grants the requested relief in the abovementioned complaint.

7)	Through Inspection Act No. 1160, dated August 3, 2007, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the Company’s procedure for transporting dangerous waste.

On August 16, 2007, the Company presented its responses and the matter is pending resolution.

We are not in a position to determine the obligations of the Company if the SEREMI determines, under this summary, a penalty for the Company

F)	In addition to the above mentioned, Celulosa Arauco y Constitución S.A. remains subject to the following civil suits:

1)	Luis Alberto Ossandón Valdés filed a lawsuit against the Company and Forestal Celco S.A. before the Ninth Civil Court of Santiago declaring a sales contract for real estate purchased at public auction null and void. In the aforementioned auction, the Company was awarded several forestry plots of land situated on the El Trapiche country property, located in the provinces of Constitución and Talca. The plaintiff also filed a compensation complaint against Forestal Celco S.A., to whom the Company transferred the said real estate through a sale agreement.

On June 2, 2008, through pronouncement of the final verdict, the lawsuit was ruled inadmissible in all its stipulations with court costs awarded. The plaintiff filed an appeal against the ruling on July 1, 2008, which was granted. To date, the appeal hearing and verdict are still pending at the Appellate Court.

2)	On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda in representation of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón country property that belongs to Forestal Celco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On April 30, 2009, Forestal Celco S.A. entered dilatory pleas being those received by the court. In the event that the plaintiff remedies the defects the demand suffers, it will start to run for the company the time to answer the demand

We are not in a position to determine the obligations of the company if the Justice Tribunal accedes to the requested in the above mentioned complaint.

3)	On January 29, 2009, Forestal Valdivia S.A. was notified of a civil lawsuit filed by Carlos Nambrard Figueroa on his own behalf and in representation of the members of the Julia Figueroa Olivero Estate, against Forestal Valdivia S.A and Forestal Tornagaleones S.A., which aims to make both companies jointly and severally liable for compensation of alleged material and moral damages suffered as a result of the occupancy, plantation and operation of agricultural land (Cerros del Lingue) over which the Estate alleges ownership rights, under circumstances in which Forestal Validivia S.A. has ownership rights and material and legal possession for more than ten years.

Forestal Valdivia S.A. answered the lawsuit requesting it to be rejected for lack of legal basis. The trial is in full proceedings.

Other contingencies

a)	The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question amounted to Ch$ 63,255 thousand (U.S.$ 99 thousand at December 31, 2008), and have been recorded in the consolidated financial statements.

b)	On October 8, 2007 the Administracion Federal de Ingresos Públicos (“AFIP”) notified the subsidiary Alto Paraná S.A. of the commencement of an administrative process (“court-initiated proceedings”). In this process, the AFIT is investigating the deductibility to the Income Tax, certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001 and pre-canceled in 2007 for a sum of U.S.$ 250 million.

On December 14, 2007, the AFIP notified Alto Paraná S.A. that it rejected the subsidiary’s position and proceeded to demand the income, within fifteen business days, of the calculated differences in the Income Taxes for the financial years 2002, 2003 and 2004 for the sum of U.S.$ 48,381 thousand in principal and the rest as back interest and penalty fines.

Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, of the applicable norm and the existing judicial precedents, the Company considers that there are solid grounds that credit the legitimacy of it going forward in the determination of its tributary charge, and expects, though it cannot provide any assurances, that the fiscal claim shall be revoked by the jurisdictional court. For such reasons we have not included a provision for this concept.

During the course of this case, and with reference to the payment of the proceeding rate to the fiscal court, on July 18, 2008, the instructor member of the case intimated to APSA the amount of U.S.$ 3,026 thousand with respect to the proceeding rate before the fiscal court. Against this intimated resolution, on August 14, 2008, APSA sought annulment or appeal on the basis that the intimated rate was unreasonable. The same document accredited that the payment of U.S.$ 473 thousand, which is

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

booked in Other current accounts, considering that this amount is that which, according to law, it should pay with respect to the proceeding rate. On September 1, 2008, the court resolved not to accept this appeal.

On September 10, 2008, APSA filed a complaint with the National Appeals Chamber in Federal Administrative Contentious matters, which was conceded, so that the question will be resolved by this chamber and eventually by the Argentine Supreme Court. The analysis of the basis of the appeal leads to an optimistic view of the case in the opinion of the company’s legal counsel.

c)	On November 28, 2008. Alto Paraná S.A. and its directors were notified of Resolution 212 issued by the Argentine Central Bank on November 19, 2008, by which the central bank ordered Indictment No.3991 that questioned the timely liquidation of foreign currency with respect to export proceeds.

On December 10, 2008, Alto Paraná S.A. asked the Central Bank for an extension of the term of 20 business days for presenting its defense.

On December 30, 2008, the Central Bank resolved to grant an extension of 15 banking business days, APSA therefore presented its defense arguments in the first days of February, 2009.

At the date of these financial statements, the subsidiary’s legal counsel cannot estimate the result of these proceedings.

As of December 31, 2008, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Guarantees

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2008, the outstanding principal amount of the guaranteed debt totaled U.S.$ 270 million. This guarantee would require payment by the Company in the event of default by Alto Paraná S.A. The guarantee coincides with the terms of the note and expires in 2017. Arauco has no other material guarantees.

Environmental Proceedings

The Company and its subsidiaries are subject to certain Chilean environmental laws and regulations. Under such regulations, the Company is required to conduct environmental impact studies of any future projects or activities that may affect the environment. These regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners. The extent to which such regulations will affect Arauco will depend upon how the authorized Chilean governmental agencies decide to implement such legislation. Enforcement remedies could include temporary or permanent closure of facilities and fines.

Arauco entered into various projects related to the improvement of, or investment in, product processes designed to protect the environment during the year ended December 31, 2008.

Arauco entered into a project to reduce gases and steam which are by products of the mill production process. Arauco has incurred costs of U.S.$ 79.0 million during 2008 (U.S.$ 89.9 million during 2007) and Arauco expects to incur an additional U.S.$ 46.2 million on this project.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Disbursements relating to the construction of emissaries in Nueva Aldea, Valdivia and Constitución Plants for U.S.$ 30 million (U.S.$ 43 million during 2007). Arauco expects to incur an additional U.S.$ 1 million (U.S.$ 16 million during 2007).

The Company entered into a project to improve the evacuation of water and effluent treatment of the Paneles mill. The Company has incurred costs of U.S.$ 9.1 million in 2008 (U.S.$ 3.6 million during 2007) and expects to incur an additional U.S.$ 3.7 million.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process pursuant to ISO 14.001. During 2008, these subsidiaries incurred U.S.$ 880 thousand in relation to this project (U.S.$ 537 thousand in 2007) and expect to incur an additional U.S.$ 1 million.

Covenants

The Company’s long-term borrowings require compliance with certain financial restrictions (see note 8). Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all financial covenants at December 31, 2008.

An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

NOTE 13 - SEGMENT INFORMATION

The Company operates principally in four identifiable product segments, which comprise the production and sales of goods for (i) pulp products, (ii) forestry products, (iii) wood products and (iv) plywood and fiberboards panels. Pulp products include bleached and unbleached wood pulp products that result from the processing of pulp logs and chips. Forestry products include sawlogs and pulpwood. Wood products include flitches, sawn timber (lumber) and remanufactured wood products. Plywood and fiberboards panels are consumer products manufactured at production facilities. Other services and products include mainly forestry services performed by the Company and electricity generation, which began production in late 1996.

Total revenues by segment include sales to unaffiliated customers, as reported in Arauco’s consolidated income statement, and inter-segment sales, which are accounted for at invoice price.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2008
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	1,792,847	106,919	709,282	932,452	152,470	—	3,693,970
Inter-segment sales	8,841	897,412	275,266	384,575	240,083	(1,806,177)	—

Total sales revenue	1,801,688	1,004,331	984,548	1,317,027	392,553	(1,806,177)	3,693,970

Operating income	434,392	14,601	41,958	174,368	4,715	—	670,034

Identifiable assets as of December 31, 2008	3,452,204	2,931,651	425,982	478,916	50,538	261,580	7,600,871

	Year ended December 31, 2007
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	1,729,627	83,889	770,062	854,293	138,848	—	3,576,719
Inter-segment sales	8,000	616,339	248,432	333,476	318,761	(1,525,008)	—

Total sales revenue	1,737,627	700,228	1,018,494	1,187,769	457,609	(1,525,008)	3,576,719

Operating income	588,020	69,257	91,546	192,773	6,226	—	947,822

Identifiable assets as of December 31, 2007	3,440,618	2,988,594	441,176	496,125	45,017	288,846	7,700,376

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2006
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	1,257,773	83,452	726,198	721,164	61,425	—	2,850,012
Inter-segment sales	11,339	514,253	320,400	381,603	179,861	(1,407,456)	—

Total sales revenue	1,269,112	597,705	1,046,598	1,102,767	241,286	(1,407,456)	2,850,012

Operating income	411,479	104,135	114,143	174,188	3,814	—	807,759

Identifiable assets as of December 31, 2006	3,508,909	2,347,265	466,387	452,746	35,976	257,669	7,068,952

Arauco’s sales revenue and property, plant, equipment and forests, detailed by country, were as follows:

	Year ended December 31, 2008
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	2,959,619	4,474,777
Argentina	465,321	767,421
Brazil	269,030	466,502

Total	3,693,970	5,708,700

	Year ended December 31, 2007
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	2,934,149	4,432,861
Argentina	418,193	758,398
Brazil	224,377	612,728

Total	3,576,719	5,803,987

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2006
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	2,298,888	4,456,728
Argentina	352,292	681,837
Brazil	198,832	325,109

Total	2,850,012	5,463,674

(*)	Sales revenues are attributed to countries based on the location of the sales office where the sale was recorded.

Depreciation expense for Arauco’s segments was summarized as follows:

	Year ended December 31,
Industry	2008	2007	2006
		(ThU.S.$)
Pulp	152,526	170,315	124,870
Forestry	6,334	5,945	5,656
Wood products	18,859	21,002	21,293
Plywood and fiberboards panels	38,879	36,942	32,045
Other	7,799	6,095	3,131

Total depreciation	224,397	240,299	186,995

Capital expenditures for Arauco’s segments were summarized as follows:

	Year ended December 31,
Industry	2008	2007	2006
		(ThU.S.$)
Pulp	186,344	144,355	352,311
Forestry	188,982	229,459	652,159
Wood products	27,729	13,165	34,486
Plywood and fiberboards panels	30,472	61,487	43,586
Other	18,336	14,371	7,908

Total capital expenditures	451,863	462,837	1,090,450

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Accounts payable for the acquisitions of property, plant and equipment and forest was U.S.$ (4.4) million, U.S.$ 1.0 million, and U.S.$ (3.9) million for the years ended December 31, 2008, 2007 and 2006, respectively.

Arauco’s export sales detailed by major geographic area were as follows:

	Year ended December 31,
	2008	2007	2006
		(ThU.S.$)
North America	623,959	673,256	702,836
Central and South America	315,918	263,987	201,619
Asia	1,188,587	1,160,594	730,098
Europe	574,230	568,455	420,158
Other	103,709	82,072	142,922

Total export sales	2,806,403	2,748,364	2,197,633

Export sales as a percentage of total sales revenue	75.97%	76.84%	77.12%

NOTE 14 - IMPAIRMENT OF LONG-LIVED ASSETS

During 2008, the decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States resulted in Arauco’s decision to close four sawmills; Arapoti sawmill located in Brazil; and Lomas Coloradas, La Araucana and Escuadrón sawmills located in Chile. The Company recorded in 2008 a pre-tax impairment charge totalling U.S.$ 32,910 thousand, relating to the permanent closure of its Arapoti (U.S.$ 27,498 thousand), Lomas Coloradas (U.S.$ 3,441 thousand), La Araucana (U.S.$ 541 thousand) and Escuadrón (U.S.$ 1,430 thousand) sawnmills. These facilities permanently closed are being dismantled, therefore, the fair value of the closed facilities’ assets was nominal and was determined based on the estimated sale and salvage value.

Additionally, during 2008 and as a result of the impact that the credit crisis had on the Brazilian market and the reduction of the quantities to be produced by the Curitiba fiberboard panels plant, management decided to conduct an impairment analysis pursuant to which the Company recorded in 2008 a pre-tax impairment charge of U.S.$ 32,468 thousand to reduce the carrying value of this plant to the estimated sales price less selling costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The total pre-tax impairment charged by segments is as follows:

	Year ended December 31, 2008
		(ThU.S.$)
	2008
	Wood Products	Plywood and Fiberboards Panels	Total
Impairment charges on long-lived assets	32,910	32,468	65,378

NOTE 15 - SUBSEQUENT EVENTS

a)	In a Board of Directors meeting held on May 16, 2009, the Company approved the acquisition of the subsidiary companies of the Spanish Grupo Empresarial ENCE S.A. (“ENCE”) by Arauco International S.A., a subsidiary of the Company, and the Finnish-Swedish transnational company, Stora Enso. The companies to be acquired are Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The total value of the transaction is U.S.$ 343 million and Arauco will be responsible for 50% of that amount. The purchase agreement was entered into by all the parties involved on May 17, 2009.

The main assets of the Uruguayan subsidiaries of ENCE that have been included in this transaction are: a) 130,000 hectares of land owned by ENCE, of which 73,000 are covered with plantation forests, plus 13,000 hectares under covenants with third party owners, of which 7,000 are planted, all located in the central and western part of Uruguay; and b) its industrial sites in Punta Pereira and M’Bopicuá, a river barge terminal, a woodchip mill and a forestry nursery.

b)	The Board of Directors of the Company, in a meeting held on April 9, 2009, agreed to register in the Superintendency of Securities and Insurance, two series of bonds in the Chilean market for an aggregate principal amount of UF 20 million of Unidades de Fomento (U.S.$ 674 million at December 31, 2008). The maximum term of the first series of bonds will be 10 years, and the maximum term of the second series of bonds will be 30 years, both terms counted from the date in which the respective series of bonds are registered in the Securities Registry of the Superintendency of Securities and Insurance. The net proceeds from the bonds issuance will be used to refinance a portion of the outstanding debt of the Company and for other corporate purposes.

c)	On March 18, 2009, the Company issued in the Chilean market:

1.	Series F bonds in the amount of 2,000,000 of Unidades de Fomento (U.S.$ 67.4 million at December 31, 2008), with a term of 21 years, and a grace period of 10 years, and which received a placement rate of 4.54%.

2.	Series H bonds in the amount of 2,000,000 of Unidades de Fomento (U.S.$ 67.4 million at December 31, 2008), with a term of five years and which received a placement rate of 3.35%.

No other events have occurred since December 31, 2008 and up to the issue of these financial statements that may affect significantly the financial situation of the Company.